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                             March 26, 2021

       Robert J. Webster
       President, Chief Technology Officer and Director
       Virtuoso Surgical, Inc.
       5701 Old Harding Pike, Suite 200
       Nashville, Tennessee 37205

                                                        Re: Virtuoso Surgical,
Inc.
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed March 18,
2021
                                                            File No. 024-11136

       Dear Dr. Webster:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending or withdrawing your offering statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment or withdrawal is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note that your previous post-qualification amendment to your offering statement on
                                                        Form 1-A, filed on
February 10, 2020 (the "First POS AM"), stated that the Offering would terminate at the
earlier of: (1) the date on which all shares of Class A Preferred
                                                        Stock being offered
were sold, (2) 12 months following qualification of the Offering or (3)
                                                        the date on which you
terminate the Offering. We further note that the First POS AM was qualified on February
26, 2020. As such, the Offering appears to have terminated in accordance with its
terms on February 26, 2021 and therefore can no longer be extended.
                                                        Accordingly, please
withdraw this post-qualification amendment and file a new offering statement on Form 1-A
if you wish to commence a new offering of your Class A Preferred
                                                        Stock. Please note that
we have not reviewed any other aspects of the post-qualification amendment.
 Robert J. Webster
Virtuoso Surgical, Inc.
March 26, 2021
Page 2

       Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                       Sincerely,
FirstName LastNameRobert J. Webster
                                                       Division of Corporation
Finance
Comapany NameVirtuoso Surgical, Inc.
                                                       Office of Life Sciences
March 26, 2021 Page 2
cc:       David Clay, Esq.
FirstName LastName